Mountain National Bancshares, Inc.
300 E. Main Street
Sevierville, TN 37864
August 25, 2006
Via EDGAR
Mr. Chris Windsor
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Mountain National Bancshares, Inc.
Registration Statement on Form S-3
Commission File No. 333-135730 (the “Registration Statement”)
Dear Mr. Windsor:
     On behalf of Mountain National Bancshares, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the Registration Statement, to 4:30 p.m., Eastern Daylight Time, on Wednesday August 30, 2006, or as soon thereafter as is practicable.
     The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.
     Should you have any questions concerning this request, please contact me at (865) 428-7990 or, our counsel, D. Scott Holley at Bass, Berry & Sims PLC at (615) 742-7721.

Sincerely, MOUNTAIN NATIONAL BANCSHARES, INC.
By:	/s/ Michael L. Brown
Michael L. Brown
Executive Vice President and Chief Operating Officer